Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Filer: Amcor Limited

Subject Company: Bemis Company, Inc.

Commission File Number: 001-5277

6 August 18

AMCOR LIMITED AND BEMIS COMPANY, INC. TO COMBINE IN US$6.8 BILLION ALL-STOCK TRANSACTION

Highlights

•                  Strategic combination to create the global leader in consumer packaging

•                  Comprehensive global footprint with greater scale in every region

•                  Industry leading R&D capabilities and better positioned to capture sustainable packaging opportunities

•                  Stronger value proposition for shareholders, customers, employees and the environment

•                  Combined revenues of US$13 billion, EBITDA of US$2.2 billion(1), annual cash flow after capital expenditure of more than US$1 billion and an investment grade balance sheet

•                  All-stock cash free transaction: Amcor shareholders to own 71%; Bemis shareholders to own 29% of combined company

•                  Double-digit pro-forma EPS(2) accretion for all shareholders including run-rate cost synergies of US$180 million incremental to Bemis’ “Agility” improvement plan

•                  Amcor to establish primary listing on NYSE with an estimated market capitalization of US$17 billion(3) and to maintain a listing on ASX, with expected index inclusion in both markets

MELBOURNE, AUSTRALIA and NEENAH, WISCONSIN — Amcor Limited (ASX: AMC) and Bemis Company, Inc. (NYSE: BMS) today announced that their respective Boards of Directors have unanimously approved a definitive agreement under which Amcor will acquire Bemis in an all-stock combination. Combining these two complementary companies will create the global leader in consumer packaging, with the footprint, scale and capabilities to drive significant value for shareholders, offer customers and employees the most compelling value proposition in the packaging industry and deliver the most sustainable innovations for the environment.

The transaction will be effected at a fixed exchange ratio of 5.1 Amcor shares for each Bemis share, resulting in Amcor and Bemis shareholders owning approximately 71% and 29% of the combined company, respectively. This is equivalent to a transaction price of US$57.75 per Bemis share based on Amcor’s closing share price of A$15.28(4) on August 3, 2018, and represents a premium of 25% to Bemis’ closing price of US$46.31 per share as of August 2, 2018(5).

Amcor’s CEO, Ron Delia, said: “The strategic rationale for this combination and the financial benefits are highly compelling for both Amcor and Bemis shareholders. We are convinced this is the right deal at the right time for both companies, and with the right structure for both sets of shareholders to participate in a unique value creation opportunity. Amcor identified flexible packaging in the Americas as a key growth priority and this transaction delivers a step change in that region.

“There are an increasing number of opportunities arising for a leading packaging company to capitalize on shifting consumer needs, an evolving customer landscape and the need to provide responsible packaging solutions that protect the environment. With this transaction, Amcor will have a stronger value proposition with the scale, breadth and resources to unlock value from these opportunities, for the benefit of our shareholders, customers and employees.

NOTE:  Financial data presented throughout this release is expressed in US dollars unless otherwise indicated.

Refer Page 5 for footnote references.

Amcor Limited
60 City Road Southbank VIC 3006 Australia   T +61 3 9226 9000   F +61 3 9226 9050   www.amcor.com
ABN 62 000 017 372

“Amcor’s financial profile will be enhanced, and our existing capital allocation framework, or shareholder value creation model, will be maintained and strengthened with this transaction. The combined company expects to have an investment grade balance sheet that provides immediate capacity for further disciplined investment as well as a compelling, progressive dividend. Amcor will draw on our extensive merger integration experience to deliver the substantial benefits of this combination.”

Bemis’ President and CEO, William F. Austen, said: “The combination of Bemis and Amcor is transformational, bringing together two highly complementary organizations to create a global leader in consumer packaging. We believe this combination, which is an exciting growth story for both companies, will benefit all stakeholders. Our employees will benefit as part of a larger and more global organization focused on a commitment to customer service, integrity and supporting strong teams. In addition, the combination will enable us to offer global, regional and local customers the most compelling value proposition in the industry through a broader product portfolio, increased product differentiation and enhanced operating capabilities, while leveraging Bemis’ extensive U.S. manufacturing base and strengths in material science and innovation. Our shareholders will receive a significant premium in this transaction, reflecting the value we’ve built as an organization, as well as the opportunity to continue to participate in the upside potential of a more diversified combined company with greater scale and resources.  We look forward to working together with Amcor to ensure a seamless integration.”

Amcor’s CEO, Ron Delia, concluded, “Amcor and Bemis have many things in common starting with proud histories that date back more than 150 years. Both companies are grounded in strong values, a shared commitment to innovation and value-added consumer packaging, and have talented management teams.”

“We have always had a great deal of respect for Bemis and we are thrilled that its team in Wisconsin and around the world will be joining Amcor. Many people at Amcor today have joined us through acquisitions, including many of our leadership team, and we would expect Bemis to be well represented in Amcor at all levels of the organization.”

Strategic Rationale

After completion of the transaction, Amcor will have a stronger and more differentiated value proposition for global, regional and local customers through:

•                  Comprehensive global footprint with more balanced, profitable exposure to emerging markets: A global flexible packaging footprint across key geographies; a larger, more balanced and more profitable emerging markets business, with sales of some US$3.5 billion from around 30 emerging markets;

•                  Greater scale to better serve customers in every region: Increased economies of scale and resources through Amcor’s leading positions in Europe, Asia and Latin America, and Bemis’ leading positions in North America and Brazil;

•                  Increased exposure to attractive end markets and product segments: An enhanced growth profile from greater global participation in protein and healthcare packaging, leveraging innovative technologies in barrier films and foils;

•                  Best-in-class operating and innovation capabilities: Greater differentiation to innovate and meet customer demands for new and sustainable products through the deployment of proven, industry-leading commercial, operational and R&D capabilities;

•                  A continued strong commitment to environmental sustainability: Enhanced capabilities behind Amcor’s pledge to develop all recyclable or reusable packaging products by 2025; and

•                  Greater depth of management talent: A stronger combined team by bringing the significant strengths and quality of the workforce across both companies.

Financial Rationale

The combination creates substantial value for shareholders of both companies through:

•                  Compelling transaction metrics:

•                  all-stock acquisition at an implied value in line with Amcor’s current trading EV/EBITDA multiple, pre cost synergies;

•                  pre-tax annual cost synergies of approximately US$180 million (representing approximately 4% to 5% of Bemis sales) by the end of the third year from procurement, manufacturing and G&A efficiencies(6), incremental to Bemis’ “Agility” improvement plan;

•                  double digit proforma EPS(2) accretion for all shareholders inclusive of cost synergies at full run rate(1); and

•                  double digit returns in excess of Amcor’s Weighted Average Cost of Capital (WACC).

•                  Stronger financial profile going forward:

•                  higher margins through the delivery of cost synergies;

•                  potential to grow at higher rates over the long term through a stronger customer value proposition; and increased exposure to attractive segments, which would be additive to the transaction metrics;

•                  annual cash flow, after capital expenditure and before dividends, in excess of US$1 billion; and

•                  investment grade balance sheet with immediate capacity for further investment.

•                  Greater liquidity for investors:

•                  through a primary listing on the New York Stock Exchange (“NYSE”) and a listing on the Australian Securities Exchange (“ASX”) via CHESS Depositary Interests (“CDI’s”); and

•                  expected inclusion in both the US S&P 500 index as well as in the S&P / ASX 200 index.

•                  Cash and tax free:

•                  cash and tax free transaction for shareholders in a share for share exchange.

Transaction Structure

The combination will be effected through a merger of Amcor and Bemis into a newly created holding company (‘New Amcor’) incorporated in Jersey.  It is intended that New Amcor will be tax resident in the UK after closing. New Amcor will have a primary listing on the NYSE and a listing on the ASX. Amcor and Bemis shareholders will receive shares in New Amcor in a tax-free exchange. Existing Amcor shareholders will have the option to receive one New Amcor ASX listed CDI or one New Amcor NYSE listed share for each Amcor share held.  Bemis shareholders will receive 5.1 New Amcor NYSE shares for each Bemis share held, resulting in Amcor and Bemis shareholders owning approximately 71% and 29% of the combined company, respectively.

This structure has several key benefits, including:

•                  Listings on two major global exchanges with primary listing on the NYSE and an ASX listing via CDIs;

•                  Expected index inclusion in the S&P 500 of the full market capitalization of the combined company (estimated at US$17 billion(3)) and pro-rata inclusion of CDIs in the S&P / ASX 200 index, resulting in greater liquidity and considerably increased index buying; and

•                  Ongoing financial strength and funding flexibility for continued investment.

Financial effects

After completion of the transaction it is expected that key aspects of Amcor’s financial profile will remain largely unchanged, including:

•                  A compelling, progressive dividend which will continue to be an important component of annual shareholder returns;

•                  Post closing, the first annual dividend paid by New Amcor is expected to be no less than the value of the last annual dividend per share declared by Amcor prior to completion of the transaction, providing significant dividend per share accretion to Bemis shareholders; and

•                  An on-going capital allocation philosophy consistent with Amcor’s shareholder value creation framework.

Governance and Community

Upon completion of the transaction, New Amcor’s Board is expected to comprise 11 members, 8 of whom are current Amcor directors, and 3 of whom are current Bemis directors. Amcor’s current Chairman, Graeme Liebelt and current CEO Ron Delia will continue in those roles after the transaction and Mr. Delia will continue to serve as the only Executive Director on the Board.

New Amcor will continue to maintain a critical presence in Wisconsin and other key Bemis locations. The combined company also expects to leverage Bemis’ plant network and innovation center while continuing to invest in the U.S. New Amcor will continue to support the communities in which Bemis operates and announced today a contribution of US$35,000 to the Bemis Foundation on behalf of Amcor’s 35,000 employees world-wide.

Conditions to the Transaction and Other Terms

Closing of the transaction is conditional upon the receipt of regulatory approvals, approval by both Amcor and Bemis shareholders, and satisfaction of other customary conditions. Subject to the satisfaction of the conditions to closing, the transaction is targeted to close in the first quarter of calendar year 2019.

Under the terms of the transaction agreement, prior to closing each party will be permitted to continue paying dividends in an amount and on timing consistent with past practice.

The full terms of the transaction, including the closing conditions and other terms described herein, are set out in the transaction agreement, which is lodged in a separate announcement.

Analyst and investor briefing

Amcor and Bemis will hold two joint calls for analysts and investors:

•                  Conference call 1 — August 6: 8:30 am US Central Daylight Time / 9:30 am US Eastern Daylight Time / 11:30 pm Australian Eastern Standard Time. Participant code 8388696

•                  Conference call 2 — August 7 Australia / August 6 US: 10:00 am Australian Eastern Standard Time / 07:00 pm US Central Daylight Time / 08:00 pm US Eastern Daylight Time. Participant code 9992019

To access the presentation slides, go to www.Amcor.com and click on the relevant link after scrolling down on the homepage or the investors page, or go to www.Bemis.com and click on the presentations section. We recommend participants dial in 10 to 15 minutes prior to the start of the presentation using the teleconference details below:

Australia	1800 175 864 / +61 2 8373 3507
United States	1855 823 0291 / +1 469 666 9932
Canada	1855 277 1647 / +1 64 7426 9741
United Kingdom	0808 234 1368 / +44 20 3651 4875
Hong Kong	800 963 435 / +852 3051 2791
All other countries	+61 2 8373 3550

Advisors

UBS AG, Australia Branch and Moelis & Company LLC are acting as joint financial advisors and Kirkland & Ellis and Herbert Smith Freehills as legal counsel to Amcor.

Goldman Sachs & Co LLC is acting as financial advisor and Faegre Baker Daniels LLP, Cleary Gottlieb Steen & Hamilton LLP and MinterEllison as legal counsel to Bemis.

Overview of Amcor

Amcor is a global leader in responsible packaging solutions, supplying a broad range of rigid and flexible packaging products into the food, beverage, healthcare, personal care and other fast moving consumer end markets. Amcor operates around 195 sites in over 40 countries, with approximately 35,000 employees. For the year ended 30 June 2017, Amcor generated revenues of US$9.1 billion and EBITDA of US$1.4 billion.

Overview of Bemis

Bemis Company, Inc. (“Bemis”) is a supplier of flexible and rigid plastic packaging used by leading food, consumer products, healthcare, and other companies worldwide. Founded in 1858, Bemis reported 2017 net sales of US$4.0 billion. Bemis has a strong technical base in polymer chemistry, film extrusion, coating and laminating, printing, and converting. Headquartered in Neenah, Wisconsin, Bemis employs approximately 16,000 individuals worldwide. More information about Bemis is available at our website, www.Bemis.com.

CONTACTS FOR AMCOR

Investors	Media - Australia
Tracey Whitehead +61 3 9226 9028	James Strong +61 4 4888 1174
Head of Investor Relations, AMCOR Limited	Citadel-MAGNUS
tracey.whitehead@amcor.com	jstrong@citadelmagnus.com
Media — North America
Daniel Yunger + 1 212 521 4879
Kekst
daniel.yunger@kekst.com
Media — Europe
TR Reid +41 44 316 7674
Head of Global Communications, AMCOR Limited

CONTACTS FOR BEMIS

Investors	Media
Erin M. Winters, 920-527-5288	Matthew Sherman / Sharon Stern, 212-355-4449
Director of Investor Relations, Bemis Company Inc.	Joele Frank, Wilkinson Brimmer Katcher

FOOTNOTES

(1)             After taking into account US$180 million pre-tax cost synergies.

(2)             Excludes the impact of purchase accounting.

(3)             Excluding the value of capitalized synergies.

(4)             Equivalent to a US dollar share price of US$11.32 based on a AUD:USD exchange rate of 0.7411 as of August 3, 2018.

(5)             August 2, 2018 being the last trading day prior to market speculation on August 3, 2018 in relation to a transaction between Amcor and Bemis.

(6)             Cost to achieve synergies estimated to be US$150 million.  These costs are expected to be funded by capital expenditure and working capital savings.  Costs are expected to be incurred across years 1 and 2.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain statements that are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. Amcor Limited (“Amcor”), its subsidiary Arctic Jersey Limited (“New Amcor”) and Bemis Company, Inc. (“Bemis”) have identified some of these forward-looking statements with words like “believe,” “may,” “could,” “would,” “might,” “possible,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “estimate,” “potential,” “outlook” or “continue,” the negative of these words, other terms of similar meaning or the use of future dates. Forward-looking statements in this communication include, without limitation, statements about the anticipated benefits of the contemplated transactions, including future financial and operating results and expected synergies and cost savings related to the contemplated transactions, the plans, objectives, expectations and intentions of Amcor, New Amcor or Bemis and the expected timing of the completion of the contemplated transactions. Such statements are based on the current expectations of the management of Amcor or Bemis, as applicable, are qualified by the inherent risks and uncertainties surrounding future expectations generally, and actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. None of Amcor, New Amcor or Bemis, or any of their respective directors, executive officers or advisors, provide any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements will actually occur. Risks and uncertainties that could cause results to differ from expectations include, but are not limited to: uncertainties as to the timing of the contemplated transactions; uncertainties as to the approval of the transactions by Bemis’ and Amcor’s shareholders, as required in connection with the contemplated transactions; the possibility that a competing proposal will be made; the possibility that the closing conditions to the contemplated transactions may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant a necessary approval; the effects of disruption caused by the announcement of the contemplated transactions or the performance of the parties’ obligations under the transaction agreement making it more difficult to maintain relationships with employees, customers, vendors and other business partners; the risk that shareholder litigation in connection with the contemplated transactions may affect the timing or occurrence of the contemplated transactions or result in significant costs of defense, indemnification and liability; uncertainties as to the availability and terms of refinancing for the existing indebtedness of Amcor or Bemis in connection with the contemplated transactions; uncertainties as to whether and when New Amcor may be listed in the US S&P 500 index and the S&P / ASX 200 index; uncertainties as to whether, when and in what amounts future dividend payments may be made by Amcor, Bemis or New Amcor; other business effects, including the effects of industry, economic or political conditions outside of the control of the parties to the contemplated transactions; transaction costs; actual or contingent liabilities; disruptions to the financial or capital markets; other risks and uncertainties discussed in Amcor’s disclosures to the Australian Securities Exchange (“ASX”), including the

“2017 Principal Risks” section of Amcor’s Annual Report 2017; and other risks and uncertainties discussed in Bemis’ filings with the U.S. Securities and Exchange Commission (the “SEC”), including the “Risk Factors” section of Bemis’ annual report on Form 10-K for the fiscal year ended December 31, 2017. You can obtain copies of Amcor’s disclosures to the ASX for free at ASX’s website (www.asx.com.au). You can obtain copies of Bemis’ filings with the SEC for free at the SEC’s website (www.sec.gov). Forward-looking statements included herein are made only as of the date hereof and none of Amcor, New Amcor or Bemis undertakes any obligation to update any forward-looking statements, or any other information in this communication, as a result of new information, future developments or otherwise, or to correct any inaccuracies or omissions in them which become apparent, except as expressly required by law. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

Legal Disclosures

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Important Additional Information Will Be Filed with the SEC

In connection with the contemplated transactions, New Amcor intends to file a registration statement on Form S-4 with the SEC that will include a joint proxy statement of Bemis and prospectus of New Amcor. The joint proxy statement/prospectus will also be sent or given to Bemis shareholders and will contain important information about the contemplated transactions. Shareholders are urged to read the joint proxy statement/prospectus and other relevant documents filed or to be filed with the SEC carefully when they become available because they will contain important information about Bemis, Amcor, New Amcor, the contemplated transactions and related matters. Investors and shareholders will be able to obtain free copies of the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Bemis, Amcor and New Amcor through the SEC’s website (www.sec.gov).

Participants in the Solicitation

Bemis, Amcor, New Amcor and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Bemis shareholders in connection with the contemplated transactions. Information about Bemis’ directors and executive officers is set forth in its proxy statement for its 2018 Annual Meeting of Shareholders and its annual report on Form 10-K for the fiscal year ended December 31, 2017, which may be obtained for free at the SEC’s website (www.sec.gov). Information about Amcor’s directors and executive officers is set forth in its Annual Report 2017, which may be obtained for free at ASX’s website (www.asx.com.au). Additional information regarding the interests of participants in the solicitation of proxies in connection with the contemplated transactions will be included in the joint proxy statement/prospectus that New Amcor intends to file with the SEC.